The Spaghetti Shack Brand Video

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all right what can we yell on three

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meatballs

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all right we ready yes one two three

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[Applause]

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[Music]

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[Applause]

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[Music]

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when people think of the spaghetti Shack

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I want them to think about the work that

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was being done in the community and me

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being more than just a plate of food and

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being more

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than just a restaurant

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[Music]

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my name is Joey bolomatis I'm the

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managing partner or owner of the

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spaghetti Shack

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the spaghetti Shack is a to-go pasta

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concept so we do spaghetti meatballs

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garlic bread some combination of those

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things

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so I started this business with four of
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my best friends since we were in
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kindergarten we all grew up in Queen
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Creek Arizona
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I remember sitting on our beds as you
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know little kids on sleepovers talking
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about how one day we were going to own a
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business you know did we think we were
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going to own a spaghetti meatballs
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restaurant probably not but we always
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knew that we were going to do something
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together
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so we started the company back in 2021
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it took us a whole year to get open so
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we opened our doors here in Tempe in
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2022. now we have a location out in
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Queen Creek and just opened up in Pine
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Top with another one on the way our
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whole mission here is to serve people
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affordable quality food so they can
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spend more time with their families and
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their loved ones and less time doing
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dishes and cooking I think that when we
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started we knew we wanted to do
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something different
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so we have a Community Partnership
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program where we engage with different
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members of our community in ways that we
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can support
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[Music]
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it was always an idea of ours that we
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wanted to be Community minded how we do
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it has changed since we've been opened
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um you know we were like oh yes we're
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going to donate percentage here
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percentage there but really we just saw
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value in in making relationships with
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different organizations on what they
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need so yes on the nonprofit end it is
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money but in other places like other
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local businesses it's doing a
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collaboration and finding ways to to
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drive people to those businesses and you
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know we at spaghetti Shack especially as
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we're now opening more locations we just
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want to be a focal point a Cornerstone
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of the community and provide information
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on what's going on and really just drive
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people to the other people doing good
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work in the communities
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[Music]
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our very first project was the spaghetti
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shaqtacular
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so what we're hoping to do with that
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program is have a community event in
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every location that we're at once a year
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to celebrate our anniversaries but
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really it was just a dinner that we had
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we sold tickets to and we invited all of
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our Community Partners to be a part of
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it so we introduced them to our other
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for-profit Community Partners and raised
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money for our non-profit ones but it was
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just an opportunity to get our
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supporters our Network our community in
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one place to tell them what we were
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doing and obviously raise some money
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along the way
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the mission of million dollar teacher
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project the mission of the spaghetti
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Shack being so Community oriented very
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much aligned and it's really a beautiful
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relationship that we have started
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we're both young organizations we both
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want to give back to the community
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reciprocity is very important to both of
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us
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the fact that we have been able to
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connect and work so closely together
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already
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um you know even in just the last five
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months
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um you know and and how the spaghetti
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Shack has incorporated million dollar
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teacher project into its Community
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Partnership they've invited us to be one
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of the non-profit proceed recipients of
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the spaghetti shaqtacular inviting us to
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participate in the spaghetti meatballer
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challenge all of these wonderful
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community events and fundraising
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opportunities it's it's really a
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a wonderful connection point
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guys I just want to start off by giving
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a little background about what we're
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doing here so first and foremost which
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is sort of why many of you guys are here
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we're celebrating our first anniversary
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so that that's just a great really cool
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moment
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[Applause]
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the second is to introduce you what we
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mean by being a community-binded
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business
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but seriously what a year it's been
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we've been doing some pretty incredible
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things that I'm happy to share with you
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today
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we did 7 904 Shacks of spaghetti and we
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completed over 10 000 orders so that was
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just without catering just in our doors
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so really those numbers are probably
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higher than that
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um but the number we're most proud of we
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donated over 6 500 in food products to
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community organizations many of which
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are here
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um today and that's the number that
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we're here to celebrate today
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to be a community minded business I
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think that you have to not only support
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other local organizations that are doing
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things but also other local businesses
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[Music]
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so really like yeah spaghetti meatballs
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with a side of good news a side of good
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work and uh you know that's what we're
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trying to do
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foreign